April 28, 2005

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	LoJack Corporation
Form 10-K for the fiscal year ended December 31, 2004
File Number 1-08439

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the Commission’s comments contained in its letter to the Company dated March 31, 2005. The responses below are keyed to the comment number set forth in the Commission’s letter.

In responding to your comments, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1: We note that you have entered into cooperative arrangements with third parties...“to increase penetration in existing markets.” Please tell us the nature of these arrangements with third parties.

Response:

Until 2003, LoJack employees performed all LoJack installations.

We came to realize that some dealers and expediters (independent businesses which call upon automobile dealers to sell and install aftermarket products such as security systems and audio or video equipment) have electronic product installation technicians who are as qualified and experienced as those employed by LoJack. As a small-scale test we allowed some dealers to install LoJack units after LoJack training and subject to LoJack quality control. We found that the quality of these installations was equal to our own.

Based on that test, LoJack adopted a program of allowing selected dealers and expediters to install LoJack units. Contracts with these third parties impose training, certification and quality control standards. This program benefits LoJack in several ways:

•	We can sell and install LoJack units in geographic areas too dispersed for it to be cost effective to cover travel time and other costs associated with installation by our own personnel.

•	We can sell to dealers who have a policy of installing all aftermarket products using their own employees.

•	We can sell to dealers who purchase all of their aftermarket products through expediters with whom they have an exclusive relationship.

This program has resulted in (i) higher market penetration as a result of increasing the number of dealers and expanding installation capability further into suburban and rural areas, and (ii) lower per unit installation cost as a result of more effective utilization of LoJack installers. We do not engage in any cooperative advertising arrangements, revenue sharing, or other promotional allowances with these dealers or expediters.

In our Form 10-K we summarized by saying “We market primarily through a national sales force that routinely visits new and used car dealers to educate and train dealership personnel on the benefits of the LoJack Unit and related products. In addition, to supplement distribution efforts, we have entered into cooperative arrangements with third parties specializing in aftermarket sales and installation of vehicle accessories to increase penetration in existing markets in a cost effective manner.”

For a more detailed description of our revenue recognition policy related to these third parties, see our response to your comment #7.

Comment 2: We note that Boomerang’s annual sales based on its last fiscal year, as disclosed on page 17, if sustained or exceeded, may have a material impact on your future operations. We also note your disclosure in Note 2 that Boomerang was historically profitable. If there is a reasonable likelihood that reported financial information or any historical trend is not indicative of this segment’s and your future financial condition or future operating performance, please provide the disclosure necessary to enable your investors to understand how the recent acquisition will impact the quality and potential variability of your earnings and cash flows. Refer to Commission Guidance Regarding MD&A at https;//www.sec.gov/rules/interp/33-8350.htm.

Response:

Management believes that reported financial information and historical trends for Boomerang are indicative of this segment’s future financial condition and operating performance subject to purchase accounting adjustments and interest expense on the borrowings under the term loan used for the Boomerang acquisition. The impacts of purchase accounting adjustments and interest expense on the borrowings under the term loan were disclosed in our Form 10-K.

The Company disclosed in Note 2 that $8,440,000 of the purchase price was allocated to intangible assets comprised of trade names and trademarks of $640,000, monitoring contractual relationships of $6,400,000, and completed technology of $1,400,000. In Note 6, we also disclosed the amortization period for each of the intangibles and the estimated amortization expense for the next five years. Also disclosed in note 2, are proforma revenues, net income and net income per share.

The Company disclosed in Note 8 that borrowings under the term loan used for the Boomerang acquisition totaled CAD 30,100,000 (U.S. dollar equivalent of $24,660,000 as of October 29, 2004). In addition, the Company disclosed the quarterly principal payment schedule through 2009, the related interest payments at a variable rate, adjusted quarterly, at the Company’s option, at either the Canadian base rate or a Euro-currency denominated rate, and that the term loan allows the Company to prepay outstanding balances in whole or in part.

The Company generates positive cash flows from its domestic and international operations and expects this trend to continue in both the short term and long term. Boomerang is also expected to contribute to these positive cash flows from the sales of its products and services. The Company’s uses of cash for capital and operating needs will include Boomerang cash requirements. The Company’s sources and uses of cash from Boomerang are expected to reflect historical trends and will be included in the Company’s Consolidated Statement of Cash Flows.

In future filings, the Company will provide as warranted a more descriptive impact of the Boomerang business on our operations and, where applicable and when deemed material, a discussion of predictive factors and trends that may result from the acquisition of Boomerang.

Comment 3: We note that your Boomerang segment heavily depends on their “alliance with wireless carriers and insurance companies” and one of your key business factors is to continue to “develop relationships with insurance companies to help drive demand, where applicable.” Please tell us the nature of Boomerang’s business arrangements with insurance companies and wireless carriers.

Response:

Insurance Companies

Most insurance companies operating in the Province of Quebec require installation of stolen vehicle recovery systems as part of their underwriting guidelines for high-priced vehicles and vehicles that have a high rate of theft. Boomerang is one of several recovery systems in Quebec that qualify under these underwriting guidelines. Boomerang employs a dedicated team of individuals that work with insurance companies to analyze (i) the operational and financial impact of vehicle theft on their business, and (ii) the effect achieved from utilization of Boomerang’s service. From time to time, Boomerang also conducts seminars for insurance industry participants on ways to reduce losses due to vehicle theft. Boomerang’s recovery team also provides assistance to insurance companies that are investigating suspected fraudulent vehicle theft claims. Boomerang believes it has good relationships with most insurance companies in Quebec.

In the Province of Ontario, insurance companies generally do not require installation of stolen vehicle recovery systems. However, certain insurance companies offer premium discounts to their Ontario customers who install stolen vehicle recovery devices like the Boomerang device. In the past, Boomerang has discussed with certain Ontario insurance companies the concept of requiring installation of stolen vehicle recovery devices as part of their underwriting guidelines. Boomerang intends to continue these discussions from time to time in the future. Boomerang also has provided, and intends to continue to provide, information and advice to Ontario insurance companies about the advantages of having a Boomerang device installed in high-priced vehicles and the benefits on the recovery of stolen assets.

We have no contractual relationships with any Canadian insurance companies.

Wireless Carriers

Our Boomerang segment has written agreements with three wireless carriers: Bell Mobility, Telus Mobility, and Cingular Wireless. The agreement with Bell Mobility relates primarily to the Provinces of Quebec and Ontario, where a vast majority of our Boomerang segment revenues are currently derived. Accordingly, since we determined this contract to be material to our operations, we attached the related agreements as exhibits 10ii. and 10jj. to our Form 10-K. (The agreement with Telus Mobility relates to the Provinces of British Columbia where revenues represent a very small percentage of our Boomerang segment revenue. The agreement with Cingular Wireless relates primarily to the sale of GSM-based Boomerang 3 devices in the United States, which have not derived any revenues).

Since our Boomerang Unit operates on a cellular platform, we require a cellular provider to have the system operate. Our cellular providers, particularly Bell Mobility, are key vendors. Wireless carriers provide us with information obtained from the carriers’ networks we use to determine dynamically the location of a stolen vehicle.

Comment 4: Please separately present revenues from product, service and other sales and their related cost of revenues. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response:

Per Rule 5-03(b)(1) and (2) of Regulation S-X, “if income is derived from more than one of the subcaptions described under section 210.5.03.1, each class which is not more than

10 percent of the sum of the items may be combined with another class. If these items are combined, related costs and expenses as described under section 210.5.03.1 shall be combined in the same manner.”

For the year ended December 31, 2004, total revenues were $145,691,000 of which approximately $134,373,000, or 92%, related to product revenue. For the year ended December 31, 2003, total revenues were $125,808,000 of which approximately $116,293,000, or 92%, related to product revenue. For the year ended December 31, 2002, total revenues were $116,426,000 of which approximately $110,628,000, or 95%, related to product revenue. In accordance with the aforementioned rules, we have combined product revenue and all other revenues.

Comment 5: Tell us how you determine when royalty revenues are earned and your basis for measurement.

Response:

Our royalty revenues are generated from agreements with certain international licensees. We account for royalty revenues in accordance with SAB 104 and consider royalty revenues earned when each of the following criteria are met:

•	Persuasive evidence of an arrangement exists
•	Delivery has occurred or services have been rendered
•	The seller's price to the buyer is fixed or determinable, and
•	Collectibility is reasonably assured.

We maintain contracts with each of our licensees that provide the basis for evidence of our arrangements and we continually assess whether collection is reasonably assured. Royalty arrangements have been executed with certain distributors and such royalty payments are calculated on a monthly or quarterly basis as a percentage of the licensee’s sales or as a function of the number of units within their install base subject to certain minimum payments. The royalty revenue is recognized at the end of each calculation period. We calculate the amount of royalty revenue using the periodic sales reports received from the licensee on a monthly or quarterly basis in accordance with the individual formulas provided in each agreement, or the periodic minimum royalty per the contract, whichever is greater. The price to the licensee is considered fixed and determinable as the royalty is based upon a formula or contractual terms. All royalties are non-refundable.

Comment 6(a): Please tell us how you concluded that revenue from the sale of LoJack Early Warning units should be deferred over five years (the estimated life of vehicle ownership), whereas revenue from the sale of other LoJack units is generally recognized upon installation and the sale to a third party is recognized upon shipment. Include in your response references to the appropriate accounting literature.

Response:

Revenue recognition – LoJack Units

The Securities and Exchange Commission had previously inquired about our revenue recognition policies relating to our LoJack Unit in a February 28, 2001 letter signed by Associate Director, Barry Summer. All inquiries were addressed in various letters and ultimately finalized during a conference call with Lynn Turner, the then Chief Accountant of the SEC, and several SEC staff members on May 24, 2001. They did not object to our revenue recognition policy. Since that time, we have not changed our product or related deliverables, obligations or related revenue recognition.

Sales of the LoJack Unit are recognized upon installation because the LoJack Unit allows the consumer to take advantage of the police department’s tracking capabilities. Following are some of the key elements from our May 3, 2001 response to Mr. Summer’s February 28, 2001 letter, “...LoJack does not provide a service. It is clear to the consumer that the police will activate, track, and recover their stolen vehicle. These instructions are included in the owner’s manual, and this understanding is evidenced by the lack of interaction between the consumer and LoJack after the sale and is clear in our advertising, point of purchase material and website...Our interactions with the final consumers are limited:

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Our customers do not have cancellation privileges or rights of return, even if the use of the system is discontinued by law enforcement agencies in the jurisdiction. We only provide warranty to the original purchaser based upon the performance of the LoJack Unit in the consumer vehicle which specifies that the limit of our liability is the original cost of the LoJack Unit;

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We have limited information on the identity of the final consumer. The name of the end user is not a requirement for the LoJack Unit to operate: only the VIN is required. After installation of the LoJack unit, we do request the final consumer to submit an Owner Enrollment Form, although less than 50% provide us completed forms. Accordingly, the Company has no final consumer information on approximately half of all installations, and as ownership of LoJack equipped vehicles changes, our actual knowledge of LoJack owners decreases from the 50% level. The LoJack Unit stays with the car after transfer of ownership occurs, even though we have no information on the new owner’s identity...

...In summary, we sell and install a device, not a service, and it is clear to the consumer that the police will activate, track and recover their stolen vehicle. The law enforcement agencies operate the stolen vehicle recovery system to assist them in recovering stolen vehicles. In the event of theft the consumer interfaces directly with the law enforcement agency, not with LoJack.”

We have no obligation to provide ongoing systems support and maintenance to our consumers or the police. As such, revenue is recognized upon shipment as all revenue recognition criteria have been met upon shipment.

Revenue recognition – Early Warning

The Early Warning system consists of a motion sensor and other hardware and software that work with the LoJack Unit. The Early Warning system provides automatic notification of unauthorized usage of a vehicle to an automated LoJack operated call center. The call center, in turn, automatically notifies the vehicle owner of the unauthorized usage via a pager, e-mail message, automated voice-mail message, etc. There are two revenue components to LoJack Early Warning – the hardware and the ongoing automated notification service.

The Early Warning system is either sold to a consumer along with a LoJack Unit or an Early Warning System is sold separately as an upgrade to our existing customer base, which had previously purchased a LoJack Unit.

Purchasers of the Early Warning system hardware do not have refund rights or rights of returns. Consumers can elect to cancel their notification services at anytime; however, they are not entitled to a refund of any portion of the purchase price paid.

Unlike the revenue earned from the sale of a LoJack unit, revenue from the sale of an Early Warning system is not recognized upon installation because, in addition to the supplying of the product, the Company (not the Police) is performing services in the form of (i) the monitoring of unauthorized vehicle movements and (ii) the notification of the unauthorized movements to the consumer. In this case, the consumer interacts directly with LoJack as the provider of services and the sale to the customer is considered a multiple element arrangement that must be accounted for in accordance with EITF 00-21 and SAB 104. In accordance with EITF 00-21 and SAB 104, a revenue arrangement with multiple deliverables should be divided into separate units of accounting based on the deliverables in the arrangement if all of the following criteria are met:

(1) The deliverable in the arrangement that has been delivered represents a separate earnings process.

(2) Any undelivered item in the arrangement is not essential to the functionality of the deliverable in the arrangement that has been delivered, and

(3) There is objective and reliable evidence of fair value to allocate the arrangement consideration to the deliverables in the arrangement.

Neither the Early Warning hardware nor the service, if purchased alone, has any standalone value to the consumer. Therefore, the delivered hardware does not qualify to be a separate unit of accounting and must be combined with the other deliverables within the arrangement for the purpose of determining revenue recognition.

In accordance with Staff Accounting Bulletin 104, Revenue Recognition in Financial Statements, we defer all product and service revenue and then recognize the revenue over the period the service is performed. As stated in SAB Topic 13A, 3(f), Question 1, “The initial fees may, in substance, be wholly or partly an advance payment for future products or services...the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”

We have determined that revenues for both the Early Warning system hardware and services are earned over the period in which the surveillance and notification services are provided. Because terms of the Early Warning contract requires us to provide services over the term of the customer’s vehicle ownership (i.e., there is no specified contractual term) and since the Early Warning system hardware is not transferable to a different vehicle, we recognize the revenue over the expected life of vehicle ownership (i.e.: customer relationship period). The average customer relationship period per third party marketing research data is 5 years.

Comment 6(b): Also tell us the circumstances in which you recognize revenue from the sale of other LoJack units other than upon installation.

Response:

Revenue is recognized upon installation of the LoJack Unit as noted above in all instances except when we sell LoJack Units to our third party installation partners (see our response to your comment 1 above for description of our third party installation partners). Our revenue recognition policy related to the sale of LoJack Units to our third party installation partners is described in our response to your comment 7 below.

Comment 7: Please tell us how you concluded that the recognition of product revenues upon shipment to third parties is appropriate under GAAP. Include in your response references to the appropriate accounting literature.

Response:

As noted above, in certain circumstances, LoJack allows selected dealers and expediters to install LoJack Units. The Company sells quantities of LoJack Units to these partners to meet the installation needs of a typical 30 to 60 day period in packs of 50, and revenue is recognized upon shipment to the selected dealers and expediters, with an appropriate allowance for returns. In our dealer channel, the earnings process is not considered complete until the LoJack Unit is installed as we provide the installation service and the dealer does not have any obligation to pay us until we install the unit in the consumer’s vehicle. Conversely, the earnings process is complete when the LoJack Unit is delivered to the selected dealers and expediters, as there is a valid enforceable claim for collection of the revenue arrangement upon shipment, since they perform the installations. We have no further obligations to our selected dealers and expediters after shipment.

The contracts with these selected dealers and expediters contain a cancellation provision that allows either party to terminate the arrangement without recourse with 14 days written notice. If the program with a particular dealer is cancelled, we have determined that it is in the best interests of LoJack to demand return of all uninstalled units the dealer had purchased and maintained in their inventory. In those cases, and in those cases only, we choose to refund the dealer the purchase price of those units.

Since there are these specified cancellation rights, and if the agreement is cancelled, we would want uninstalled units returned, it is appropriate to account for these transactions as if there were a right of return. We have applied the provisions of SFAS No. 48, Standards of Financial Accounting and Reporting Criteria for Recognizing Revenue when Right of Return Exists, based on our ability to estimate returns. We recognize revenue upon shipment to the third party and record an allowance for customer returns based upon historical experience of program cancellations. Furthermore, we have not identified any changing conditions in our marketing policies or relationships with these customers that would indicate that historical experience is not a reliable predictor of future cancellations.

When this program was introduced in the first quarter of 2002, related revenue was deferred until adequate history had been established in order to compute a reserve for returns. Based upon our long history of relationships with local and national automobile dealers, management considered two years of historical experience with these select dealers and expediters to be sufficient to arrive at a reasonable estimate of returns. This is consistent with guidance provided in SAB Topic 13A 4(a), Question 6. During the fourth quarter of 2003, we began to recognize revenues relating to shipments to our third party installers upon shipment while establishing a related return allowance based on historical incidence of returns. During 2003 and 2004, returns from the selected dealers and expediters aggregated $310,000 (or 1.33% of an aggregate of $23,220,000 of revenue recognized).

Comment 8: Please tell us how you concluded that the recognition of Boomerang Unit product and service contract revenues is appropriate under EITF 00-21.

Response:

Our Boomerang segment markets and distributes vehicle-tracking systems, which include vehicle-tracking units that allow the proprietary vehicle recovery system to work within the wireless systems of major telecommunications companies. There are two elements of the original purchase by a consumer – (1) the tracking unit and (2) a required monitoring service fee contract (with duration from 1-3 years). In the case where the consumer’s vehicle is stolen, there is a third element – the tracking and recovery – for which there is an additional fee charged to the consumer of $250 (and typically reimbursed by the consumer’s insurance company).

Tracking Unit

The units are transferable as we offer a removal and reinstallation service to remove a tracking unit from a vehicle and transfer it to the existing consumer’s new vehicle or to another consumer’s vehicle. We sell our tracking devices primarily to a network of authorized car dealers and distributors located throughout Quebec and Ontario. The dealers and distributors also perform the installation of the unit, charging the consumer directly. The company also sells directly to consumers and performs the installations but this method generates only an insignificant portion of revenues. Dealers are not granted a right of return on unit purchases and we have no legal or contractual obligation to repurchase the tracking units. The company does not have a history of buying back over stock from its dealers.

Monitoring Services

Our Boomerang segment sells monitoring services directly to the consumer. Monitoring services are defined as the ongoing communication of the tracking system with the tracking unit to ensure it is working properly and provides a sense of security to the consumer that their vehicle is being monitored/observed within the cellular network. For instance, if a vehicle’s battery drains to a point where the tracking unit doesn’t operate or the unit’s original operation is affected by an external source such as body shop work, etc., the monitoring service highlights to the consumer that a remedy is needed. Monitoring service contracts are required to be purchased upon the initial sale of every vehicle-tracking device, however, renewal of these contracts is optional. No payment terms are offered – the consumer prepays all contracts. All of the service revenue is recognized over the term of the related contract.

Vehicle Recovery Services

If a vehicle is stolen, we charge a fee for the recovery service that is provided.

If an existing monitoring services contract is effective, a fee of $250 is collected from the customer and recognized as revenue when earned.

Upon expiration of a service contract, we keep the link between the tracking unit and the telecommunications line number for a period of approximately 3-6 months. If a consumer’s vehicle is stolen during this period, when a monitoring service contract is not in place, Boomerang is still able to track and facilitate recovery of a vehicle by law enforcement, and reserves the right per the terms of the initial contract, at its sole discretion, to either (i) refuse to respond to the service call or (ii) provide the service subject to the immediate payment by the customer of a supplemental tracking fee of an amount determined by Boomerang. Boomerang has historically charged the customer $1,500 for this service. The incremental charge of $1,250 is treated as a penalty fee and exists to prevent a consumer from choosing not to renew their monitoring service contract. Such fees are incurred very infrequently and were immaterial for November and December 2004, the period subsequent to our October 29, 2004 acquisition of Boomerang.

Revenue Recognition Treatment

Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Elements and SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements, is the prevailing guidance in respect of revenue recognition for multiple element arrangements.

Per EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables in the arrangement meet all of the following criteria:

1.	The delivered item(s) has value to the customer on a standalone basis.

Application of criterion to Boomerang revenue transaction

EITF 00-21 states, “That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis.  In the context of a customer's ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for that deliverable(s).”

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The vehicle tracking unit has standalone value as the owner can resell the unit- Boomerang allows for the transfer and resale of tracking units and, for an additional fee, will remove a tracking unit from a vehicle and transfer it to the existing consumer’s new vehicle or to another consumer’s vehicle.

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The monitoring service is deemed to have stand-alone value, as this service provides the customer with on-going monitoring about the working status of the unit and also provides for the connection necessary to track a stolen vehicle. The monitoring service contracts can be and often are purchased on a stand-alone basis as part of the renewal process.

•	The recovery service has stand-alone value, as this service allows a customer to recover their stolen vehicle. Customers pay for this service on a standalone basis.

Based on the above, criteria one has been met for all elements of the Boomerang revenue arrangement.

2.	There is objective and reliable evidence of the fair value of the undelivered item(s).

Application of criteria to Boomerang revenue transaction

The revenue arrangement has been divided into the following elements (1) tracking unit, and (2) a required monitoring service fee contract (with duration from 1-3 years).

Per EITF 00-21, “Contractually stated prices for individual products and/or services in an arrangement with multiple deliverables should not be presumed to be representative of fair value.  The best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis.  Fair value evidence often consists of entity-specific or vendor-specific objective evidence (VSOE) of fair value.  As discussed in paragraph 10 of SOP 97-2, VSOE of fair value is limited to (a) the price charged for a deliverable when it is sold separately or (b), for a deliverable not yet being sold separately, the price established by management having the relevant authority (it must be probable that the price, once established, will not change before the separate introduction of the deliverable into the marketplace).  The use of VSOE of fair value is preferable in all circumstances in which it is available.  Third-party evidence of fair value (for example, prices of the vendor's or any competitor's largely interchangeable products or services in sales to similarly situated customers) is acceptable if VSOE or fair value is not available.”

The following identifies the elements of the revenue arrangement, the relative fair value and the allocation of the total consideration to the elements.

•	The tracking unit is the first element delivered – the fair value requirement of EITF 00-21 applies only to undelivered items.

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The monitoring service contract is sold on a stand-alone basis to customers that choose to renew the monitoring service contract beyond the initial term. The monitoring service contract pricing is based on established list pricing and is not discounted for any customers. The renewal purchases at consistent pricing provide the basis for VSOE on the monitoring service contracts.

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Historically, approximately 1% of the monitored vehicles are stolen and become subject to the recovery fee on an annual basis. As outlined above, the recovery service fee for a customer that has an on-going service contract is $250 and the recovery fee for a customer that does not have a service contract is $1,500. Fair value of this service has been considered to approximate the recovery service fee that is charged. The $1,500 paid by an inactive customer is the only instance where the recovery service is purchased on a stand-alone basis, separate from the purchase of a monitoring contract. With $1,500 as the evidence of fair value for vehicle recovery serve, the $250 fee charged to active customers is considered a $1,250 discount and results in approximately a 2% deferral of product revenue (which quantified to approximately $16,000 for the two months ended 12/31/04).

Based on the above considerations, criteria two is met and the elements are eligible to be divided into separate units of accounting.

3.

If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

Application of criteria to Boomerang revenue transaction

No portion of the fee for the tracking unit is subject to forfeiture, refund, or other concession if the undelivered elements are not delivered. In all cases, the undelivered elements are delivered since all vehicle tracking unit sales require a monitoring contract. Specifically, if we were to discontinue service, no refund of the tracking unit purchase price or monitoring service fees would be due to the customer. Since the product does not have a right of return, this criterion is met.

Additionally, paragraph 14 of EITF 00-21 states, “The amount allocable to a delivered item(s) is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the noncontingent amount).”

Conclusion:

Based on the above, the elements of the delivered system (tracking unit and monitoring service fee contract) are accounted for as separate units of accounting.

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The revenue for the tracking units are recognized upon delivery and installation as all revenue recognition criteria has been met – persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, and collectibility is assured.

•	The monitoring service contract revenue is recognized over the life of the related contract.

Comment 9: Please tell us how you account for the premiums paid to third parties who are the primary obligors on extended warranty contracts and your obligations to the third party during the policy period.

Response:

As we state in our Form 10-K, “for those warranties to which an independent third party insurer, and not us, is the primary obligor, we recognize payments for these contracts, net of related costs, in revenues at the time of sale.”

We have contracted with Nation Motor Club, Inc. d/b/a Nations Safe Drivers, a third party who is the primary obligor on Guarantee Plus 5000 warranties. Nations Safe Drivers warrants to original purchasers of LoJack Units that if the vehicle becomes a total loss due to theft or is not recovered within 30 days from the time the theft is reported to the police, the consumer could receive up to $2,500 to cover theft related expenses plus up to an additional $2,500 towards the purchase or lease of a replacement vehicle if the consumer returns to the original dealer. Nations Safe Drivers has granted us the exclusive right to market and sell Guarantee Plus 5000 warranties.

Upon sale of a Guarantee Plus 5000 to a consumer, we recognize revenues, net of related sales incentive payments to our dealer, and record the unit cost of $12.50 per guarantee sold paid to Nations Safe Drivers in cost of revenues at the time of sale.

LoJack has no ongoing obligation to Nations Safe Drivers as they, the insurer, maintains all liability to the policyholder.

We have reported revenues based on the gross amount billed to our customer in accordance with EITF 99-19 and SAB 104.

Despite not being the primary obligor in the revenue arrangement, we meet several key indicators of gross revenue reporting per EITF 99-19. Specifically,

(i)	We have complete latitude in establishing the pricing of the warranty product to the end customer.
(ii)

These policies are insurance products available through a number of underwriters. We have full discretion in the selection of the insurance carrier that is underwriting the insurance policies that we are marketing.

(iii)	We are solely responsible for the determination of the terms of the insurance product
(iv)	We have credit risk from the sale of the insurance products.

As we disclosed in our Form 10-K, the revenue recognized related to the sale of warranties in which we are not the primary obligor totaled approximately $4,088,000 in the year ended December 31, 2004.

For the same period, the related costs of the underlying insurance policies totaled approximately $880,000.Comment 10: Please tell us if the extended warranty period is the same as the remaining “estimated life of vehicle ownership.” If not, tell us why it is appropriate to recognize the extended warranty revenue over a period other than the extended warranty period.

Response:

For an additional charge, the original purchaser of a LoJack Unit can elect to extend the existing recovery warranty period of two years to a period equal to the time they own their LoJack equipped vehicle, which we have determined to be five years based on third party market research. (The extended warranty is a lifetime warranty that terminates upon transfer of ownership, therefore the extended warranty period is the same as the remaining estimated life of vehicle ownership). Accordingly, related revenue is recognized equally over years 3 through 5.

Comment 11: Please tell us the nature of purchased private trade credit insurance. Also tell us how you are accounting for it and your basis for your accounting. Include in your response references to the appropriate accounting literature.

Response:

To mitigate collection risk in our international segment relating to credit extended to certain foreign licensees for product purchases, we have entered in to a policy with the Federal Insurance Company (a subsidiary of the Chubb Corporation). The policy limit is $4,000,000 and there is available coverage to insure product sales to our licensees located in Argentina, Austria, Bahamas, Brazil, Colombia, Costa Rica, Ecuador, France, Germany, Hong Kong, Mexico, Peru, Poland, Puerto Rico, South Africa, Spain and Trinidad/Tobago.

The costs of the related premium for this private trade credit insurance (totaling approximately $110,000 in 2004) are billed to our licensees and there is no net cost to LoJack Corporation, accordingly, there is no net impact on our financial statements.

Comment 12: Please tell us the terms of the Special Voting Preferred Stock. Also tell us how you accounted for its issuance in the financial statements and the basis for the accounting.

Response:

As disclosed in our Current Report on Form 8-K filed on October 13, 2004, effective October 13, 2004, we amended our Restated Articles of Organization to reflect the designation by our Board of Directors of one authorized share of preferred stock as Special Voting Preferred Stock. The Special Voting Share was issued to the trustee appointed under a Voting and Exchange Trust Agreement among LoJack, Boomerang Tracking Inc. and a voting trustee entered into the date of the consummation of LoJack’s combination with Boomerang. Except as otherwise required by law or LoJack’s Restated Articles of Organization, the Special Voting Share is entitled to a number of votes equal to the number of outstanding exchangeable shares of 4246624 Canada Inc, LoJack’s Canadian subsidiary (“ExchangeCo”), from time to time not owned by LoJack or its affiliates, which votes may be exercised for the election of directors and on all other matters submitted to a vote of LoJack shareholders. The holders of LoJack common stock and the holder of the Special Voting Share vote together as a single class on all matters, except to the extent voting as a separate class is required by applicable law or the LoJack Restated Articles of Organization. The holder of the Special Voting Share is not entitled to receive any dividends from LoJack and, in the event of any liquidation, dissolution or winding up of LoJack, will receive an amount equal to the par value of such share.

The $.01 par value preferred stock has a redemption value of $1. At such time as there are no Exchangeable Shares outstanding not owned by the Company or its affiliates, and there are no shares of stock, debt, options or other agreements of ExchangeCo that could give rise to the issuance of any Exchangeable Shares to any person, other than the

Company or its affiliates, the Special Voting Share will be redeemed for the amount of $1.

The issuance of the Special Voting Share was accounted for as part of the consideration issued in the purchase of Boomerang. As described in Note 2 to the consolidated financial statements, the Company issued 835,659 shares of exchangeable shares which can be exchanged for 835,659 shares of our common stock. These exchangeable shares comprise the underlying rights and preferences of the Special Voting Share as described above. The fair value of each exchangeable share was considered to be equal to the fair value of each share of LoJack common stock issued in the transaction. This per share value was determined based upon the quoted price of our common stock on the two days before and two days after the measurement date determined in accordance with EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination.

Comment 13: Since it is not apparent whether your certifying officers, in making their conclusions in your Form 10-K, considered all information described in the definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e), please tell us in your response letter whether your certifying officers concluded, as of the end of the period covered by the report, your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your certifying offers, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, you may simply state in your response letter, if true, that your certifying officers concluded that, as of the end of the period covered by the report, your disclosure controls and procedures were effective.

Response:

Any ambiguity resulting from the language used in our Form 10-K was unintentional and we will clarify the language in future filings. Our certifying officers concluded that, as of the end of the period covered by our Form 10-K, our disclosure controls and procedures were effective.

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4129.

Sincerely,

/s/ Keith E. Farris
Keith E. Farris

Chief Financial Officer

cc:	Ms. Kathryn Jacobson Mr. Dean Suehiro